Siegel, Lipman, Dunay, Shepard & Miskel, LLP
5355 Town Center Road, Suite 801
Boca Raton, Florida 33486
(561) 368-7700

December 12, 2008

Robert Littlepage, Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Espre Solutions, Inc.
Item 4.01 Form 8-K
Filed: November 25, 2008
File No. 0-51577

Dear Mr. Littlepage:

This letter responds to your letter dated December 4, 2008, to William Hopke, President of Espre Solutions, Inc. (the “Company”).

Set forth below are the Company’s responses to the comments made in the Staff’s December 4, 2008, letter. Our numbered responses correspond to the Staff’s numbered comments.

1.             SEC Comment:  We note that your representation voiced in the last sentence on the third paragraph of Item 4.01 addresses reportable events as defined by Item 304(a)(1)(v) of Regulation S-K only through June 30, 2008.  Refer to the second paragraph of Item 4. Controls and Procedures of page 24, and to the fourth through fifth paragraphs of page 5 of your Form 10-Q/A#2, which cite several significant internal control deficiencies and corrections of errors required for your June 30, 2008, financial statements.  Please expand your representations made in compliance with Item 304(a)(1)(v) of Regulation S-K to address all reportable events occurring within your two most recent fiscal years and the subsequent interim period preceding your dismissal of your former auditors, Sweeney, Gates & Co.  Provide the information required by Item 304(a)(1)(iv) of Regulation S-K for events indicated by paragraph (a) of Item 304(a)(1)(v) of Regulation S-K.

Company Response:  After consideration of the Staff’s comments and discussion with the former auditors, Sweeney, Gates & Co., the Company does not believe that there are any reportable events occurring within Espre’s two most recent fiscal years and the subsequent interim period preceding the dismissal of Sweeney, Gates & Co.  We note your focus on Paragraph (A) of Item 304(a)(1)(v) of Regulation S-K.  Sweeney, Gates & Co. did not advise Espre that the internal control necessary for Espre to develop reliable financial statements did not exist.  That firm did, however, advise Espre of deficiencies in internal control, which advice has been previously disclosed in Amendment No. 2 to Espre’s Report on Form 10-Q for the quarter ended June 30, 2008.  We have amended the last sentence of the disclosure under Item 4.01(a) to include a reference to the period from June 30, 2008, through November 24, 2008.

Robert Littlepage, Accountant Branch Chief
Division of Corporation Finance
December 12, 2008

2.             SEC Comment:  Further, explain to us your consideration of whether you were required to make additional disclosure in compliance with paragraphs (B), (C) and (D) of Item 304(a)(1)(v) of Regulation S-K.

Company Response:  After due consideration of the Staff’s comment, including discussion with Sweeney, Gates & Co., Espre does not believe that it was required to make any additional disclosures in compliance with paragraphs (B), (C) and (D) of Item 304(a)(1)(v) of Regulation S-K.

3.             SEC Comment:  Clarify the last paragraph of your Item 4.01 disclosure and indicate whether or not someone acting on your behalf consulted with your newly engaged accountant as specified by Item 304(a)(2) of Regulation S-K.

Company Response:  The last paragraph of Espre’s Item 4.01 disclosure has been amended  to state that no one acting on behalf of Espre consulted with its newly-engaged accountant as specified in Item 304(a)(2) of Regulation S-K.

4.             SEC Comment:  We also note that the letter of your former accountant, Sweeney, Gates & Co., does not state whether or not Sweeney, Gates & Co., agrees with the statements you have made in response to Item 304(a) of Regulation S-K.  Please amend your Form 8-K and include a letter from your former accountant that complies with Item 304(a)(3) of Regulation S-K.

Company Response:  We have filed an amended 8-K which includes a letter from Sweeney, Gates & Co. that complies with Item 304(a)(3).

Very truly yours,

/s/ Jonathan L. Shepard

Jonathan L. Shepard
Attorney for Espre Solutions, Inc.

JLS/bjp

cc:	Joseph M. Kempf, Senior Staff Accountant